Exhibit 21.1
List of Subsidiaries of Redgate Media Group

Name	Jurisdiction of Incorporation
Redgate Media (Hong Kong) Limited	Hong Kong

RGM Ventures Limited	British Virgin Islands

Redgate Media (Beijing) Co., Ltd.	People’s Republic of China

Redgate Radio Ltd.	British Virgin Islands

Pacific Asia Mode Cube Ltd.	Hong Kong

Redgate Interactive Advertising (Beijing) Co., Ltd.	People’s Republic of China

Shanghai Dianguang Media Broadcasting Company	People’s Republic of China

Beijing Yanhuang Shengshi Advertising Co., Ltd.	People’s Republic of China

Beijing Shenzhoushengshi Advertising Company limited	People’s Republic of China

Shanghai Langli Advertising Company Limited	People’s Republic of China

Beijing Langrui Advertising Company	People’s Republic of China

Hangzhou Yibao Advertising Company Limited	People’s Republic of China